Locke Liddell & Sapp LLP
Attorneys & Counselors

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6776	Washington, D.C.
April 11, 2006
Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Re:	Landwin REIT, Inc. Form S-11 Filed on November 7, 2005 File no. 333-129534
Dear Ms. Wolff:
     Landwin REIT, Inc. (the “Company”) is in receipt of the Commission’s comment letter dated April 6, 2006. We appreciate your prompt response. Set forth below is a re-type of each of the Commission’s comments followed by each of the Company’s responses. All cites to page numbers refer to the page numbers of the clean courtesy copy delivered to you and the examiners listed in the comment letter.
Meetings of Stockholders: Advance Notice of Director Nominations and New Business, page 114
1.	Your timing requirements for your stockholders to submit their proposals appears to conflict with Rule 14a-8(e)(2) of the Proxy Rules. For instance, but without limitation, we note that you do not allow stockholder’s to submit their notices more than 150 days before prior to the first anniversary date of mailing of the notice for the preceding year’s annual meeting. Also, you note that if event that the date of the annual meeting is advanced or delayed by more than 30 calendar days from the first anniversary date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 150th calendar day prior to the date of such annual meeting and not later than the close of business on the later of the 120th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which you first make a public announcement of the date of such meeting. Neither of these restrictions are contained in Rule 14a-8(e)(2). Please advise or revise.
The Company has revised the disclosure on page 114 to clarify that a stockholder who wishes to submit a proposal to be included in the Company’s proxy statement may do so within the timeframes of the Commission’s proxy rules. The timeframes cited in the comment above apply to proposals submitted outside the processes of Rule 14a-8 that are therefore subject to the Company’s advance notice provision, as contemplated by Rule 14a-5(e)(2).

Definitions, page 124
2.	We note that you have added the definition of adjusted net worth and have defined it as “the amount obtained by subtracting our total liabilities from our total assets as adjusted. The total asset figure used shall be calculated by deduction of any reasonable reserves but before provision for depreciation.” Please revise to include the definition the first time the term is used and to further describe: “any reasonable reserve.”
The Company has revised the disclosure on page 5, the first time the term “adjusted net worth” is used, to include the definition of adjusted net worth. The Company has reflected this amount in the row labeled “Add: cash returned from overfunding of purchase escrow.” The Company has also changed the heading of the last line under “cash distributions to investors” to “from other” and added a footnote to clarify which distribution were from this amount.
Table III, page C-8
3.	In your response to comment 2, you note that the “Cash generated from capital” line item represents money that you received as a result of your over-funding of an escrow account. Please revise this table to strike the “Cash generated from capital” line item given that this amount simply represents a return of your own money.
The Company has revised the table so that no amounts are shown in the “cash generated from capital” line. The Company has reflected this amount in the row labeled “Add: cash returned from overfunding of purchase escrow.” The Company has also changed the heading of the last line under “cash distributions to investors” to “from other” and added a footnote to clarify which distributions were from this amount.
Part II
Undertakings, page II-3
4.	Please revise this section to include the undertakings required by Item 20.B. and C. of Industry Guide 5.
The Company has added the undertakings required by Item 20B and C of Industry Guide 5.
Exhibit 5.1 — Legal Opinion
5.	We note your response to comment 3., however, we continue to believe that the reference to the State of Texas indicates that you are admitted in a jurisdiction other than the jurisdiction upon whose law you are opining. Please have counsel revise so that it does not appear that you are carving out the relevant jurisdiction.
Locke Liddell & Sapp LLP has filed a revised opinion as Exhibit 5.1.
          The Company is also in receipt of the Commission’s comment letter dated April 11, 2006. The comments in such letter are set forth below, followed by each of the Company’s responses:
Prior Performance Summary
1.      Please revise the prior performance narrative to conform to the changes that you are making to Table III to reflect that some of the distributions to investors from prior programs were made out of proceeds of the offering. We note for example only, the statement that “all prior programs paid monthly distributions from cash flow, and from profit, which was realized upon the refinance and/or sale of each of the limited liability company’s properties...”
The Company has revised the disclosure set forth in the above comment. The Company has reviewed the Registration Statement and determined that no further revisions are necessary to conform to the changes being made in Table III.
Legal Opinion
2.      We note that counsel is opining upon the “General Corporation Law of the State of Maryland.” Please revise or confirm to us in writing that counsel concurs with our understanding that the reference and limitation to the “General Corporation Law” includes statutory provisions and also applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.
Counsel hereby confirms that it understands that the reference and limitation to the “General Corporation Law” includes statutory provisions and also applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws, and has filed a revised opinion.
Sincerely,
/s/ Gina E. Betts
Gina E. Betts
Partner
cc:	Martin Landis Sean Dennison Matthew Maulbeck David Roberts Steven Jacobs